 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person*
Weinberger, Robert     A.
(Last)                      (First)                      (Middle)
H&R Block, Inc., c/o Bryan Cave LLP
700 13th Street, NW
(Street)
Washington, DC     20005-5922
(City)                      (State)                      (Zip)
USA
2. Issuer Name and Ticker or Trading Symbol H&R Block, Inc. HRB
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other
          Vice President, Government Relations
7. Individual or Joint/Group Filing (Check Applicable Line)

X   Form filed by One Reporting Person
      Form filed by More than One Reporting Person

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year April 01, 2003 5. If Amendment, Date of Original (Month/Day/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock, without par value	04/01/2003		J (1) |	7.8360 | A | $42.8500	1873.2960	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 1474 (9-02)

Weinberger, Robert A. - April 01, 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transactions (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Call Option to Purchase	$18.0000					03/18/1997 | 03/18/2006	Common Stock, without par value - 10,000		10,000	D
Call Option to Purchase	$16.3750					06/30/1997 | 06/30/2006	Common Stock, without par value - 12,000		12,000	D
Call Option to Purchase	$16.1250					06/30/1998 | 06/30/2007	Common Stock, without par value - 18,000		18,000	D
Call Option to Purchase	$21.0625					06/30/1999 | 06/30/2008	Common Stock, without par value - 15,000		15,000	D
Call Option to Purchase	$25.0000					06/30/2002 | 06/30/2009	Common Stock, without par value - 10,000		10,000	D
Call Option to Purchase	$16.1875					06/30/2003 | 06/30/2010	Common Stock, without par value - 9,600		9,600	D
Call Option to Purchase	$32.2750					06/30/2004 | 06/30/2011	Common Stock, without par value - 10,000		10,000	D
Call Option to Purchase	$46.1500					06/30/2004 | 06/30/2012	Common Stock, without par value - 8,000		8,000	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: James H. Ingraham per Power of Attorney for 04-02-2003 ** Signature of Reporting Person Date Robert A. Weinberger Page 2

Weinberger, Robert A. - April 01, 2003
Form 4 (continued)
FOOTNOTE Descriptions for H&R Block, Inc. HRB

Form 4 - April 2003

Robert A. Weinberger
H&R Block, Inc., c/o Bryan Cave LLP
700 13th Street, NW
Washington, DC 20005-922
Explanation of responses:

(1)   Units acquired through dividend reinvestment under the H&R Block Deferred Compensation Plan for Executives, as Amended and Restated. Each unit has the value of one share of Common Stock.

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